Exhibit 99.1

Management’s Discussion and Analysis
(in United States Dollars, unless otherwise stated)

For the three months ended March 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
HIGHLIGHTS	4
OUTLOOK AND STRATEGY	5
YOUNG-DAVIDSON	6
EL CHANATE	8
EXPLORATION REVIEW	9
SUMMARIZED FINANCIAL AND OPERATING RESULTS	10
CONSOLIDATED EXPENSES	11
CONSOLIDATED INCOME TAX EXPENSE	12
FINANCIAL CONDITION	12
LIQUIDITY AND CAPITAL RESOURCES	13
CONTRACTUAL OBLIGATIONS	14
OUTSTANDING SHARE DATA	14
OFF-BALANCE SHEET ARRANGEMENTS	15
FINANCIAL INSTRUMENTS	15
TRANSACTIONS WITH RELATED PARTIES	15
EVENTS AFTER THE REPORTING PERIOD	15
NON-GAAP MEASURES	16
RISKS AND UNCERTAINTIES	19
CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES	20
CONTROLS AND PROCEDURES	21
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	22
CAUTIONARY NOTE TO U.S. INVESTORS	23
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	23

2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated May 8, 2014, relates to the financial condition and results of the consolidated operations of AuRico Gold Inc. (the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013, unaudited condensed consolidated statements for the three months ended March 31, 2014, and notes thereto.The consolidated financial statements for the years ended December 31, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”), and the unaudited condensed consolidated financial statements for the three months ended March 31, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All results are presented in United States dollars (“US dollar” or “$”), unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 23.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold producer with mines and projects in North America. The Company’s operations include the Young-Davidson mine in Ontario, Canada and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes exploration and development opportunities in Canada and Mexico.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). Further information about AuRico Gold Inc. can be found in the Company’s regulatory filings, including the Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During Q1 2014, the London PM Fix price of gold averaged $1,293 per ounce, a 21% decrease from the London PM Fix average of $1,630 during Q1 2013. During Q1 2014, daily London PM Fix prices ranged between $1,385 and $1,221 per ounce.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs. The Mexican peso and Canadian dollar averaged approximately 13.24 to 1.0 US dollar and 1.10 to 1.0 US dollar, respectively, in Q1 2014, compared to average rates of 12.6 to 1.0 US dollar and 1.0 to 1.0 US dollar, respectively, in Q1 2013.

For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 19.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, all-in sustaining costs and total cash costs)
	Quarter Ended	Quarter Ended
	March 31	March 31	Change	Change
	2014	2013	(#)/($)	(%)
Gold ounces produced(1)	54,214	38,441	15,773	41%
Pre-production gold ounces produced(1)	-	7,729	(7,729)	-100%
Total gold ounces produced	54,214	46,170	8,044	17%
Revenue from mining operations	$70,953	$64,885	$6,068	9%
(Loss) / earnings from operations	$(16,064)	$17,515	$(33,579)	-192%
Operating cash flow	$24,491	$13,099	$11,392	87%
Cash costs per gold ounce, net of by-product and co-product revenues(1)(2)(3)	$870	$635	$235	37%
All-in sustaining costs per gold ounce sold, net of by-product revenues(1)(2)	$1,390	$1,090	$300	28%
(1)

The Young-Davidson underground mine declared commercial production on October 31, 2013, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as these ounces were credited against capitalized project costs.

(2)	See the Non-GAAP Measures section on page 16.
(3)

For the three months ended March 31, 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate mine and Young-Davidson mine. For the three months ended March 31, 2013, cash costs per gold ounce are calculated using ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine.

RECENT DEVELOPMENTS

—

On May 8, 2014, the Company’s Board of Directors approved a dividend of $0.02 per share, payable to shareholders of record on May 20, 2014. The dividend was calculated as 20% of the $24.5 million in operating cash flow generated in the first quarter.

—

On April 3, 2014, the Company paid $173.0 million, including $0.03 million of accrued interest, to complete the cash tender offer initially announced on March 6, 2014 to redeem all of the outstanding convertible senior notes. The consideration offered and paid was $1,040 per $1,000 note outstanding plus accrued and unpaid interest to the payment date. The Company received tender offers for $166.4 million of the $167.0 million principal amount outstanding.

—

On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes due 2020. The notes were issued with a coupon of 7.75% and sold at 96.524% of par, resulting in net proceeds to the Company of $304.1 million. The Company repaid the $75.0 million drawn against the credit facility on March 28, 2014 after the completion of the senior secured notes offering. The completion of this offering enabled the Company to extend the maturity date of outstanding debt and provides additional cash for general corporate purposes, which may include funding capital expenditures to support organic growth.

—

On March 3, 2014, the Company reported proven and probable reserves of 6.5 million gold ounces as of December 31, 2013, a 0.3 million ounce decline from the 6.8 million gold ounces reported as of December 31, 2012. This decline was due to 2013 depletion at El Chanate and at the Young-Davidson open pit. The Young-Davidson underground mine replaced all ounces mined during 2013.

—	On January 4, 2014, the Company announced the declaration of a dividend of $0.04 per share, which was paid on January 29, 2014 to shareholders of record at the close of business on January 14, 2014.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, exploration, accretive industry consolidation, and commitment to socially responsible practices within the communities in which we work. The Company will continue to optimize its operations to deliver reliable, consistent and sustainable performance over the life of its mining operations. The Company’s focus is on the production of high margin ounces combined with a disciplined approach to cost containment and capital spending along with a commitment to shareholder value creation.

Production from the Young-Davidson mine is expected to be between 140,000 and 160,000 ounces in 2014, representing up to a 33% increase over 2013 production. In 2014, the Company will continue to advance underground development to optimize exploitation of ore reserves, which is expected to position the mine for sustainable, period-over-period, productivity increases in 2014 and beyond. The shaft hoisting system has, and will continue to, facilitate significant increases in underground activities and corresponding cost efficiencies.

The Young-Davidson open pit mining operations are scheduled to cease during the second quarter, at which time it is expected that approximately 3.7 million tonnes of open pit ore will be stockpiled ahead of the mill facility for future processing. Subsequent to the cessation of open pit mining, mill feed from the underground mine will be supplemented by the stockpiled ore while underground mining levels ramp up to mill capacity.

Production from the El Chanate mine is expected to be between 70,000 and 80,000 ounces in 2014, consistent with production in 2013. Following a successful drilling program, in 2014 the Company will focus on follow-up drilling in the three key areas of mineralization that were identified outside the open pit as well as the El Chanate Deeps area located under the current open pit floor. The Company will also begin fieldwork to identify new potential targets on the Company's expanded land package located northwest and southeast of the mine site, which provides access to an additional 20 kilometres along the prospective El Chanate Trend.

During 2014, the Company expects to produce 210,000 to 240,000 ounces of gold on a consolidated basis at all-in sustaining costs of approximately $1,100 to $1,200 per gold ounce, representing up to a 25% increase over 2013 production with consistent all-in sustaining costs. Capital expenditures for 2014 are forecast to be approximately $125 to $135 million, a decline of up to 46% from 2013. Consolidated operating cash flows are expected to improve in the second half of the year, mainly driven by forecasted margin improvements at Young-Davidson subsequent to the cessation of mining in the open pit and concurrent with the ramp up of the underground mine. Capital expenditures are forecasted to decline over the course of the year due to fewer capital projects in the second half of the year.

The Company expects to spend approximately $10 million on exploration during 2014. The exploration program will continue to focus on increasing mineral reserves and resources at the Company’s existing operations, as well as continuing to explore new and previously identified targets at all properties.

During Q1 2014, the London PM fix increased to an average price of $1,293 per gold ounce compared to an average of $1,276 per gold ounce during Q4 2013. This increase in price combined with Canadian dollar weakness has improved the Company’s outlook. Although the Company expects capital expenditures to exceed operating cash flows in 2014 at current spot prices, primarily due to additional capital expenditures required at Young-Davidson in the first half of the year, the Company anticipates that free cash flow will improve over the course of the year. The Company has the ability to fund this forecasted shortfall with cash on hand, and also has the full capacity available under its credit facility.

On February 6, 2014, the Company provided 2014 guidance for the El Chanate and Young-Davidson mines. The press release which sets out this 2014 guidance is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

The Company owns the Young-Davidson mine, located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 4,733 hectares and is situated on the site of two past producing mines that produced one million ounces during the 1930s – 1950s. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, upon the completion of construction activities associated with surface infrastructure and the processing plant, and upon achieving sustained targeted daily tonnage rates in both the open pit and mill. On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system.

In January 2014, the Young-Davidson paste backfill plant was commissioned and completed its first pour. In 2012, the mine plan was re-engineered to utilize paste backfill to allow for significantly improved mining recovery and reduced dilution.

The Company recently received the necessary permits to increase the daily processing limit of the Young-Davidson mill facility to 10,000 tonnes per day (“TPD”) from the previous 8,000 TPD. While the mill facility is expected to average between 7,000 and 7,500 TPD in 2014, this future increase in throughput capacity will provide considerable flexibility as the mine continues ramping up to its target of 8,000 TPD at the end of 2016. This productivity upgrade provides organic growth optionality that could permit early treatment of the longer term stockpile inventory, and potentially enhance the Company’s future cash flow profile.

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended
	March 31	March 31
	2014	2013
Underground Operations
Tonnes of ore mined	234,986	101,709
Average grade of gold(1)	2.81	2.73
Metres developed	3,772	1,941
Open Pit Operations
Total tonnes mined	2,380,044	3,077,235
Tonnes of ore mined	837,045	1,014,089
Average grade of gold(1)	1.02	1.18
Tonnes stockpiled ahead of the mill	3,161,374	1,931,222
Average grade of gold(1)	0.82	0.86
Mill Operations
Tonnes of ore processed	644,690	581,909
Average grade of gold(1)	1.79	1.75
Average gold recovery rate	87%	86%
Gold ounces produced	35,104	20,552
Pre-production gold ounces produced(2)	-	7,729
Total gold ounces produced	35,104	28,281
Gold ounces sold	36,242	22,430
Pre-production gold ounces sold(2)	-	8,640
Total gold ounces sold	36,242	31,070
(1)	Grams per tonne.
(2)	Includes all underground ounces produced and sold prior to declaration of commercial production on October 31, 2013.

The Company mined 234,986 ore tonnes, or 2,611 TPD, from the Young-Davidson underground mine during Q1 2014, at a grade of 2.81 gold grams per tonne. Mining rates have increased significantly from the 1,130 TPD achieved in Q1 2013 due to the commissioning of the mid-shaft crushing and hoisting system and the declaration of commercial production in the fourth quarter of 2013. Underground mine grades are consistent with reserve grade estimates.

During Q1 2014, the Company mined 837,045 ore tonnes in the open pit at a grade of 1.02 gold grams per tonne, representing a 17% decrease over ore tonnes mined in Q1 2013. Total tonnes and ore tonnes mined were lower in the current year as compared to Q1 2013 as the open pit approaches the end of its life. At the end of Q1 2014, the Company had 3,161,374 tonnes of mid and low grade ore stockpiled ahead of the mill at an average grade of 0.82 gold grams per tonne.

During Q1 2014, the Company processed 644,690 tonnes, or 7,163 TPD, at the Young-Davidson mill facility, with gold grades averaging 1.79 grams per tonne. This represents an 11% increase over the 581,909 tonnes processed in Q1 2013 as Young-Davidson continues to realize the benefits of improved operating efficiencies at the mill facility.

Young-Davidson produced 35,104 gold ounces during Q1 2014 compared to 28,281 total ounces produced in Q1 2013. This significant increase in production was due to the higher tonnage processed in the current quarter. Q1 2014 represents the seventh consecutive quarterly increase in production at Young-Davidson.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2014	2013
Revenue from mining operations	$47,016	$36,765
Production costs	$36,674	$16,680
Refining costs	$33	$47
Amortization and depletion	$23,972	$7,971
(Loss) / earnings from operations	$(13,663)	$12,067
Cash flow from operations	$12,135	$20,951
Capital expenditures	$(45,364)	$(34,357)
Net free cash flow(1)	$(33,229)	$(13,406)
Cash costs per gold ounce, net of by-product revenues(1)	$1,009	$694
(1)	See the Non-GAAP Measures section on page 16.

During Q1 2014, the Company recognized revenues of $47.0 million and a loss from operations of $13.7 million at Young-Davidson compared to revenues of $36.8 million and earnings from operations of $12.1 million in Q1 2013. Revenues have increased in Q1 2014 as a result of increased gold ounces sold, partially offset by lower realized gold prices. In Q1 2013, revenue associated with underground pre-production was credited against capitalized costs.

The loss from operations in 2014 resulted from higher production costs and amortization and depletion costs as compared to the first quarter of 2013. Production costs increased in the current quarter due to the addition of underground costs subsequent to the declaration of commercial production on October 31, 2013. Prior to that date, production costs related to underground ounces produced were capitalized. In addition, Q1 2014 cash costs per gold ounce, net of by-product revenues, were $1,009, a 45% increase from Q1 2013. The increase was due primarily to the higher open pit operating strip ratio of 1.84:1 in Q1 2014 compared to a ratio of 1.07:1 in Q1 2013 and lower grades, which resulted in an increased cost per ounce. The increase in production costs was partially offset by the favorable weakening in the Canadian dollar in the current quarter. Amortization and depletion costs have increased due to the addition of depletion expense from the underground mine, and the depletion of stripping costs capitalized in 2013 as the open pit approaches the end of its mine life. Depreciation expense per ounce is expected to decline in the second half of 2014 subsequent to the cessation of mining in the open pit.

During Q1 2014, capital expenditures at Young-Davidson of $45.4 million exceeded operating cash flow of $12.1 million, resulting in negative net free cash flow of $33.2 million. Capital expenditures in Q1 2014 included $16.9 million in site infrastructure, $27.9 million in underground development, $0.2 million in exploration expenditures and $0.4 million in capitalized borrowing costs. A significant amount of 2014 planned capital expenditures occurred during Q1 2014, consisting of paste backfill plant construction costs, acceleration of underground development originally planned for later in 2014, payment of prior period construction related accounts payable, and higher underground development costs as the Company has not fully transitioned from contractor to in-house development. The Company’s capital expenditures are expected to decline in future quarters as growth capital programs are completed.

YOUNG-DAVIDSON EXPLORATION

On March 3, 2014, the Company reported updated reserves and resources as at December 31, 2013, which included 3.6 million gold ounces of proven and probable reserves at Young-Davidson. Proven and probable reserves at Young-Davidson remained consistent with those reported at December 31, 2012. There was a slight decline in proven and probable reserves which was entirely attributable to depletion in the Young-Davidson open pit; however, the Company replaced all ounces mined from the underground during 2013. Further details on the updated reserves and resources by category can be found in the Company’s March 3, 2014 press release or in the Company’s Annual Information Form for the year ended December 31, 2013, both of which can be found on the Company’s website at www.auricogold.com.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE

The Company owns the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended
	March 31	March 31
	2014	2013
Open Pit Operations
Total tonnes mined	8,586,200	9,568,729
Tonnes of ore mined	2,314,206	2,322,461
Capitalized stripping tonnes	3,873,054	4,473,267
Average grade of gold(1)	0.46	0.59
Tonnes stockpiled ahead of the heap leach pad	164,731	190,263
Average grade of gold(1)	0.56	0.71
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,773,419	1,663,578
Average grade of gold processed(1)	0.55	0.73
Low grade ore placed on the heap leach pad	570,744	619,801
Average grade of gold processed(1)	0.19	0.18
Total tonnes of ore processed	2,344,163	2,283,379
Average grade of gold processed(1)	0.46	0.58
Gold ounces produced	19,110	17,889
Gold ounces sold	17,828	16,903
(1)	Grams per tonne.

During Q1 2014, the Company mined 8,586,200 tonnes at the El Chanate open pit, including 2,314,206 ore tonnes, at an average grade of 0.46 gold grams per tonne. While ore tonnes mined remained consistent quarter-over-quarter, the decrease in average grades during Q1 2014 compared to the prior year was due to mine sequencing.

Capitalized stripping activities totaled 3,873,054 tonnes during the first quarter of 2014, compared to 4,473,267 tonnes during Q1 2013. Stripping activities at El Chanate represented a capital investment of $6.1 million during the first quarter of 2014, compared to $7.3 million in Q1 2013.

The Company crushed and placed 1,773,419 tonnes of ore from the open pit on the heap leach pad in Q1 2014, at an average rate of 19,705 TPD, compared with the average rate during Q1 2013 of 18,484 TPD. During Q1 2014, the Company also placed 570,744 tonnes of low grade run-of-mine material on the heap leach pad. Total tonnes processed of 2,344,163 tonnes, or 26,046 TPD, is consistent with total tonnes processed in Q1 2013.

The grade of ore crushed and placed averaged 0.55 gold grams per tonne during Q1 2014 compared to an average grade of 0.73 gold grams per tonne in Q1 2013. The decrease in grades quarter-over-quarter was largely due to the effects of mine sequencing on average gold grades. During Q1 2014, the grade of all material processed, including run-of-mine material, averaged 0.46 grams per tonne placed compared to 0.58 grams per tonne placed in Q1 2013.

The Company produced 19,110 gold ounces at El Chanate during Q1 2014, a 7% increase over the prior year production of 17,889 gold ounces. This increase was mainly due to the impact of unplanned maintenance at one of the three separate ADR processing plants in Q4 2012 that affected production in Q1 2013 until portions of ADR plant 1 & 2 were replaced. At the end of Q4 2013, the Company installed additional carbon columns within its ADR processing facility, which have improved gold recoveries during the current quarter.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2014	2013
Revenue from mining operations	$23,937	$28,120
Production costs	$11,219	$11,195
Refining costs	$107	$78
Amortization and depletion	$4,485	$3,413
Earnings from operations(1)	$7,822	$13,119
Cash flow from operations	$3,900	$5,920
Capital expenditures	$(8,257)	$(10,434)
Net free cash flow(2)	$(4,357)	$(4,514)
Cash costs per gold ounce, net of by-product revenues(2)	$586	$563
(1)	Earnings from operations include general and administrative expenses.
(2)	See the Non-GAAP Measures section on page 16.

The Company recognized revenues at El Chanate of $23.9 million during the first quarter of 2014, compared to revenue of $28.1 million in Q1 2013. This decrease in revenue was largely due to a decline in the average realized gold price, partially offset by an increase in gold ounces sold during Q1 2014. The Company recognized earnings from operations at El Chanate of $7.8 million during the first quarter of 2014, compared to earnings from operations of $13.1 million in Q1 2013.

During Q1 2014, capital expenditures at El Chanate of $8.3 million exceeded operating cash flows of $3.9 million, resulting in negative net free cash flow of $4.4 million. The Company received cash flows of $4.5 million on April 1, 2014 related to a sale that occurred prior to March 31, 2014. If these sale proceeds had been received prior to March 31, 2014, net free cash flow would have been $0.1 million. Capital expenditures in Q1 2014 included $6.1 million in capitalized stripping activities, $1.1 million in other sustaining capital and optimization initiatives, and $1.1 million in exploration expenditures.

During Q1 2014, cash costs per gold ounce at the El Chanate mine, net of by-product revenues, were $586, an increase of 4% over cash costs per gold ounce of $563 in Q1 2013.

EL CHANATE EXPLORATION

On March 3, 2014, the Company reported updated reserves and resources as at December 31, 2013, which included 1.0 million gold ounces of proven and probable reserves at El Chanate. Proven and probable reserves declined at El Chanate during 2013 due to depletion. Further details on the updated reserves and resources by category can be found in the Company’s March 3, 2014 press release or in the Company’s Annual Information Form for the year ended December 31, 2013, both of which can be found on the Company’s website at www.auricogold.com.

During Q1 2014, the Company completed 8,110 metres of reverse circulation drilling (40 holes) southeast of the open pit along the trend of the El Chanate Fault and four diamond drill holes below the pit. The Company also completed a helicopter borne aeromagnetic survey over the property to assist in the regional geological interpretation.

EXPLORATION REVIEW

KEMESS UNDERGROUND PROJECT

On March 3, 2014, the Company reported updated reserves and resources as at December 31, 2013 which included 1.8 million gold ounces of proven and probable gold reserves at Kemess, consistent with reserves and resources reported at December 31, 2012. Further details on the updated reserves and resources by category can be found in the Company’s March 3, 2014 press release or in the Company’s Annual Information Form for the year ended December 31, 2013, both of which can be found on the Company’s website at www.auricogold.com.

During Q1 2014, the Company compiled the results of 2013 drilling at Kemess East (located approximately one kilometre from the Kemess Underground Project) and prepared for a 2014 drilling program to follow up on results from 2013.

EL CHANATE EXTENSION

During Q1 2014, the El Chanate Extension was also covered by the helicopter borne aeromagnetic survey which covered the El Chanate property referred to above. This work was conducted in connection with the Company’s option to earn a 70% interest in claims along the Chanate Fault to the northwest of the mine.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LAS LAJAS PROJECT

During Q1 2014, the Company completed 31 trenches for a cumulative length of 2,835 metres in three areas of the Las Lajas project and initiated a reverse circulation drilling program with nine holes consisting of 1,685 metres drilled in two areas. This work is ongoing.

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and total cash costs)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2014	2013
Gold ounces produced(1)	54,214	38,441
Gold ounces sold(1)	54,070	39,333
Pre-production gold ounces produced(1)	-	7,729
Pre-production gold ounces sold(1)	-	8,640
Average realized gold price per ounce	$1,297	$1,627
Cash costs per gold ounce, net of by-product and co-product revenues(1)(2)(3)	$870	$635
All-in sustaining costs per gold ounce sold, net of by-product revenues(1)(2)(3)	$1,390	$1,090
Revenue from mining operations	$70,953	$64,885
Production costs(4)	$47,893	$27,875
Earnings before interest, taxes, depreciation, and amortization(2)	$6,479	$34,881
(Loss) / earnings from operations	$(16,064)	$17,515
Net (loss) / earnings	$(28,891)	$18,274
Net (loss) / earnings per share, basic	$(0.12)	$0.07
Net (loss) / earnings per share, diluted	$(0.12)	$0.04
Operating cash flow	$24,491	$13,099
Net free cash flow(2)	$(31,121)	$(32,405)
Total cash	$165,310	$269,212
Cash dividends per share, declared	$-	$0.04
(1)

The Young-Davidson underground mine declared commercial production on October 31, 2013, and therefore, all underground ounces are excluded from consolidated cash costs and consolidated all-in sustaining costs prior to this date. Pre-production ounces produced and sold are excluded from consolidated ounces produced and sold as these ounces were credited against capitalized project costs.

(2)	See the Non-GAAP Measures section on page 16.
(3)

For the three months ended March 31, 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate mine and Young-Davidson mine. For the three months ended March 31, 2013, cash costs per gold ounce are calculated using ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine.

(4)	Production costs do not include amortization and depletion or refining costs.

REVIEW OF FIRST QUARTER FINANCIAL RESULTS

During the first quarter of 2014, the Company sold 54,070 gold ounces at the El Chanate and Young-Davidson mines, a 37% increase over sales of 39,333 gold ounces in Q1 2013. Revenues from operations increased from $64.9 million in Q1 2013 to $71.0 million in the first quarter of 2014. This $6.1 million increase in revenue was largely due to an increase in gold ounces sold during the first quarter of 2014 compared to the same period in the prior year, partially offset by lower realized gold prices. The Company also sold 8,640 underground pre-production ounces at Young-Davidson during the first quarter of 2013. The related revenues from pre-production ounces were credited against capitalized costs.

The Company recognized a loss from operations of $16.1 million in the first quarter of 2014, compared to earnings from operations of $17.5 million in the same period of 2013. The loss from operations was primarily as a result of declining gold prices, and increased production costs and amortization and depletion costs largely resulting from increased production following the declaration of commercial production in the Young-Davidson underground mine in the fourth quarter of 2013. Production costs related to underground ounces produced prior to the declaration of commercial production of the underground mine were capitalized. Q1 2014 cash costs per gold ounce, net of by-product revenues, were $870, a 37% increase from Q1 2013. This quarter-over-quarter increase was primarily due to higher cash costs at Young-Davidson resulting from a higher open pit operating strip ratio and lower open pit grades. Amortization and depletion expense was also higher in Q1 2014 as compared to Q1 2013 due to increased depletion expense in the Young-Davidson open pit as it approaches the end of its mine life.

The Company reported a net loss of $28.9 million in the first quarter of 2014, compared to net earnings of $18.3 million in Q1 2013. The net loss was primarily as a result of the loss from operations discussed previously, and a decrease in other income of $18.2 million, partially offset by an increase in foreign exchange gains of $5.4 million and an increase in tax expense of $0.2 million. The decrease in other income was associated largely with a loss on the modification of the Company's convertible senior notes, which resulted from the cash tender offer announced during the quarter.

10

2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In the first quarter of 2014, all-in sustaining costs per gold ounce, net of by-product revenues, were $1,390, representing a 28% increase over Q1 2013 all-in sustaining costs per gold ounce of $1,090. This increase was primarily due to the higher cash costs per ounce noted above, an increase in general and administrative expense related to corporate restructuring undertaken in Q1 2014, and higher sustaining capital expenditures, the majority of which relate to underground development at Young-Davidson. In Q1 2013, all underground development was classified as growth capital, and therefore excluded from all-in sustaining costs per ounce.

The Company reported operating cash flow of $24.5 million during the first quarter, an increase of $11.4 million over the operating cash flow of $13.1 million in Q1 2013. This increase in operating cash flow arose primarily as a result of the collection of $21.7 million in income tax receivables in Q1 2014, partially offset by lower realized gold prices and higher cash costs as noted above. After deducting capital expenditures of $55.6 million, the Company’s Q1 2014 net free cash flow from operations was negative $31.1 million.

CONSOLIDATED EXPENSES

(in thousands)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2014	2013
Reclamation, care and maintenance costs	$935	$1,257
General and administrative	$9,256	$6,379
Exploration and business development	$200	$266
Finance costs	$2,017	$571
Foreign exchange gain	$(5,524)	$(148)
Other loss / (income)	$11,482	$(6,766)
Equity in loss / (earnings) of jointly-controlled entity	$92	$1,016

Reclamation, care and maintenance costs in Q1 2014 and Q1 2013 were comprised of site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage.

General and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada, but also include share-based compensation costs for key employees at all locations. Share-based compensation expense for Q1 2014 was $2.4 million, compared to $1.6 million recognized in Q1 2013. Overall, general and administrative costs for Q1 2014 increased by $2.9 million over Q1 2013 primarily due to the impact of the corporate staff restructuring undertaken in Q1 2014.

During Q1 2014, finance costs increased to $2.0 million from $0.6 million in Q1 2013 primarily as a result of lower capitalized interest as compared to Q1 2013 due to fewer ongoing capital projects in the current year. In addition, the Company incurred interest on the amount drawn on its credit facility and on the senior secured notes, which closed on March 27, 2014. The Company repaid all amounts drawn against the credit facility on March 28, 2014 after the completion of the senior secured note offering. The Company had no amounts drawn against the credit facility at March 31, 2014.

The Canadian dollar and Mexican peso weakened during Q1 2014, resulting in an increase in foreign exchange gains of $5.4 million. The weakening of these currencies result in foreign exchange gains, while the strengthening of these currencies result in foreign exchange losses, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Canadian dollars and Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.

During Q1 2014, other income decreased to a loss of $11.5 million, from income of $6.8 million in Q1 2013. Other losses in Q1 2014 consisted of a $15.6 million loss on the modification of convertible senior notes and a $2.7 million loss on the reclassification of accumulated losses on available for sale investments from other comprehensive income to earnings. These losses are partially offset by a $5.8 million gain on the sale of available for sale investments. Other income in Q1 2013 primarily consisted of a $6.9 million unrealized gain on the fair value of the option component of convertible senior notes and a $2.2 million unrealized gain on derivative assets and liabilities, partially offset by a $2.8 million unrealized loss on contingent consideration.

During Q1 2014, the Company recognized its share of the loss relating to the Orion exploration project, which is accounted for as a jointly-controlled entity using the equity method. This arrangement was agreed upon in December of 2012.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During Q1 2014, the Company recognized a current tax expense of $0.2 million and a deferred tax expense of $4.6 million, compared to a current tax expense of $4.8 million and a deferred tax recovery of $0.3 million in Q1 2013. The decrease in current tax expense primarily resulted from the lower taxable income at the El Chanate mine. The deferred tax expense recognized during Q1 2014 resulted primarily from the weakening of the Canadian dollar relative to the US dollar, which caused an increase in taxable temporary differences associated with the Company’s Canadian property, plant and equipment and mining interests. Deferred income tax expense in 2014 was also higher due to the new Mexican tax reform bill.

FINANCIAL CONDITION

(in thousands)
	As at	As at
	March 31	December 31
	2014	2013

Current assets	$482,551	$291,939

Current assets increased during the first quarter, primarily due to an increase in the Company's cash and restricted cash balances following the completion of the senior secured notes offering, which resulted in a cash inflow of $304.1 million. This inflow was offset by a payment of $75.0 million on amounts outstanding under the Company's credit facility, $5.9 million in financing fees related to the senior secured note offering, $1.4 million in payments on equipment financing leases, and $8.7 million in dividend payments. Other changes in current assets include a $5.4 million increase in inventories, $3.6 million increase in receivables, and a $9.0 million reclassification of investments from long-term assets to current.

Long-term assets	2,171,102	2,170,469

Long-term assets increased due to capital expenditures incurred in the first quarter of 2014, partially offset by amortization, the sale of investments during the quarter, and reclassification of investments from long-term assets to current.

Total assets	$2,653,653	$2,462,408

Current liabilities	$266,290	$114,159

Current liabilities have increased largely due to the reclassification of the convertible senior notes to current, due to the Company's commitment to purchase the remaining outstanding notes. This increase was partially offset by a decline in accounts payable and dividends payable. The Company did not declare its first quarter dividend until May 8, 2014.

Long-term financial liabilities	307,501	244,607

Long-term financial liabilities increased primarily due to the completion of the offering of senior secured notes, as discussed above, offset by the repayment of amounts outstanding under the Company's credit facility, and the reclassification of the Company's convertible senior notes to current liabilities.

Other long-term liabilities	311,484	315,760	Other long-term liabilities were largely consistent between March 31, 2014 and December 31, 2013.
Total liabilities	$885,275	$674,526

Shareholders’ equity	$1,768,378	$1,787,882

Shareholders' equity decreased primarily as a result of the net loss recognized in the first quarter of 2014, partially offset by an increase in other comprehensive income due to an increase in value of investments held.

12

2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board. Refer to the Outlook and Strategy section on page 5 for near term factors that could influence the Company’s cash balance. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 14.

CASH FLOW

(in thousands)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2014	2013
Cash flow from operating activities	$24,491	$13,099
Cash flow used in investing activities	(215,382)	(48,107)
Cash flow from / (used in) financing activities	214,335	(299,171)
Effect of foreign exchange rates on cash	(786)	(10)
Increase / (decrease) in cash and cash equivalents	22,658	(334,189)
Total cash and cash equivalents, beginning of period	142,652	603,401
Total cash and cash equivalents, end of period	$165,310	$269,212

In Q1 2014, operating activities contributed cash flows of $24.5 million, as compared to Q1 2013 when operating activities contributed cash of $13.1 million. Operating cash flow increased in the current quarter primarily as a result of the collection of $21.7 million in income tax receivables in Q1 2014. This was offset by a decrease in cash flow from operations during the current quarter due to lower realized gold prices and higher cash costs as noted previously.

Investing activities in the first quarter of 2014 used cash of $215.4 million compared to $48.1 million in investing cash flows in Q1 2013. Cash flow used in investing activities in Q1 2014 was comprised of an increase in restricted cash of $173.7 million and capital expenditures of $55.6 million, offset by proceeds received on the sale of investments of $14.0 million. Cash flow used in investing activities in Q1 2013 included a $1.2 million increase in restricted cash, $1.4 million purchase of investments, and $45.5 million in in capital expenditures. Restricted cash will decrease in Q2 2014 following the redemption of convertible senior notes, as required by the conditions in the senior secured notes indenture.

In Q1 2014, financing activities contributed cash of $214.3 million compared to Q1 2013 when financing activities used $299.2 million. Cash flow contributed from financing activities in Q1 2014 was largely comprised of proceeds of $304.1 million received from the senior secured note offering and $1.2 million in new equipment financing leases, offset by repayments of $76.4 million on the credit facility and equipment finance leases. Cash used in financing activities in Q1 2013 was largely comprised of $301.1 million paid to complete the substantial issuer bid.

SENIOR SECURED NOTES

On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured against the assets of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. No principal payments are due until the maturity date.

CREDIT FACILITY

The Company has access to a $150 million revolving credit facility, which carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the net leverage ratio of the Company, and matures on April 25, 2016. No principal payments are due until the maturity date, which may be extended upon mutual agreement by all parties. During the first quarter of 2014, the Company repaid the $75.0 million drawn under this facility and, as a result, had no amounts drawn under this revolving facility at March 31, 2014. The Company was in compliance with all loan covenants at Q1 2014.

CONVERTIBLE DEBT

At the end of Q1 2014, the Company had $167.0 million in convertible senior notes which pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. Following the payment of dividends on January 29, 2014, the conversion rate is 94.3882 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.59 per common share.

13

2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

On March 6, 2014, the Company announced a cash tender offer to redeem all of the outstanding convertible senior notes. The consideration offered was $1,040 per $1,000 note plus accrued and unpaid interest to the payment date. On April 3, 2014, the Company paid $173.0 million to complete this offer, resulting in the redemption of $166.4 million convertible senior notes. The remaining $0.6 million of convertible senior notes remain outstanding, in accordance with the terms described in the preceding paragraph.

INVESTMENTS

At March 31, 2014, the Company held investments with a fair market value of $9.3 million, which consisted primarily of common shares of publicly traded companies. Investments in common shares of publicly traded companies are classified as either held-for-trading or available-for-sale investments. Realized and unrealized gains on available-for-sale investments totalled $8.4 million (Q1 2013 - $0.4 unrealized loss). During the quarter ended March 31, 2014, the Company sold shares in various publicly listed entities for total proceeds of $14.0 million, and recognized total gains of $5.8 million in net (loss) / earnings.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at March 31, 2014 is as follows:

(in thousands)
	Total	Less than 1 year	1 – 3 years	3 – 4 years	4 – 5 years	Greater than 5 years
Trade payables and accrued liabilities	$66,923	$66,923	$-	$-	$-	$-
Current income tax liability	3,594	3,594	-	-	-	-
Debt	636,845	186,599	49,735	24,413	24,413	351,687
Equipment financing obligations	18,041	6,563	8,443	2,049	987	-
Future purchase commitments	12,191	12,191	-	-	-	-
Total	$737,594	$275,870	$58,178	$26,462	$25,400	$351,687

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at March 31, 2014:

	March 31, 2014	December 31, 2013
Authorized:
Unlimited number of common shares
Issued:
Common shares	247,983,891	247,569,811

The following table sets out the common shares, stock options, deferred share units, performance share units, and restricted share units outstanding as at the date of this MD&A:

May 8, 2014
Common shares	248,118,521
Stock options	10,864,807
Deferred share units	296,328
Performance share units	431,889
Restricted share units	447,728
260,159,273

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, the Company had outstanding convertible notes with an implied conversion price of $10.59 per share that could result in the issuance of 15,762,829 common shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.

At March 31, 2014, the Company had no foreign exchange derivatives outstanding.

As at March 31, 2013, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. The Company entered into agreement to purchase Mexican pesos amounts to $19.0 million at exchange rates ranging from 12.56 pesos per US dollar to 12.68 pesos per US dollar. The Company’s outstanding contracts settled in equal amounts on June 21, 2013 and September 20, 2013 and had a fair values of $0.2 million at March 31, 2013.

During the first quarter of 2013, the Company recognized an unrealized gain of $1.1 million in net earnings relating to these forward contracts. In addition, the Company recognized a realized gain of $0.5 million on a forward contract that settled during the quarter.

The Company also holds certain financial instruments as investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and the former Executive Vice President, Corporate Affairs, and is consolidated in accordance with IFRS 10, Consolidated Financial Statements. The Company’s Chief Executive Officer and the former Executive Vice President, Corporate Affairs receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a joint venture interest in the Orion exploration project, located in Nayarit, Mexico. Nayarit Gold de Mexico, S.A. de C.V., a company with ownership of this project, is 50% owned by the Company and 50% owned by Minera Frisco, S.A.B. de C.V., and is accounted for as a jointly-controlled entity. The Company provides management services and may, from time-to-time, contribute cash or other assets to the jointly-controlled entity. At March 31, 2014, the Company had a receivable from the jointly-controlled entity of $1.9 million.

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The purpose of the plan is to attract, retain and motivate persons of training, experience and leadership as directors, officers, employees and consultants of the Company and its subsidiaries, to advance the long-term interests of the Company by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Company, and to promote a greater alignment of interests between such persons and shareholders of the Company. For the purpose of the plan, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

EVENTS AFTER THE REPORTING PERIOD

Convertible Senior Notes

On April 3, 2014, the Company paid $173.0 million, including $0.03 million of accrued interest, to complete the cash tender offer initially announced on March 6, 2014 to redeem all of the outstanding convertible notes. The Company received tender offers for $166.4 million of the $167.0 million principal amount outstanding.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The carrying value of the convertible senior notes at March 31, 2014 approximates the amount paid to settle the notes on April 3, 2014 and, therefore, the redemption of these notes is not anticipated to have a material impact on net earnings in the second quarter of 2014.

Declaration of dividend

On May 8, 2014, the Company’s Board of Directors approved a dividend of $0.02 per share, payable to shareholders of record on May 20, 2014. The dividend was calculated as 20% of the $24.5 million in operating cash flow generated in the first quarter.

Distribution of McKenna settlement

The Company was named as a defendant in a claim originally filed by Ed J. McKenna, which was certified as a class action lawsuit with damages sought from $80 million to $160 million. On October 5, 2012, the Company reached an agreement to settle this class action lawsuit, subject to approval of the court and the right of the Company to terminate the agreement under certain circumstances. Included in the current portion of provisions at March 31, 2014 is $12.0 million relating to this lawsuit, which was offset by a corresponding insurance receivable of $9.9 million, and restricted cash of $2.1 million, which represents the net settlement amount paid by the Company. All funds related to this lawsuit were distributed by an administrator to eligible class members in April 2014 following the completion of the claims administration process which was conducted pursuant to a court-approved settlement agreement.

NON-GAAP MEASURES

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.

CASH COST PER OUNCE CALCULATION

Cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. This measure is calculated by adjusting production and refining costs as recorded in the Company’s consolidated financial statements for by-product revenues, production costs associated with unsold ounces, and production costs associated with acquisition-date fair value adjustments. The calculation of cash costs per gold ounce measures the benefit of any by-product silver that is produced in conjunction with gold as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from silver and other non-gold by-product sales. The Company believes that presenting this measure on this basis allows management, analysts and investors to better assess performance against other gold producers, and to better understand the importance of non-gold revenue on the Company’s cost structure.

16

2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of cash cost per ounce to the consolidated financial statements:

(in thousands, except ounces and cash cost per gold ounce)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2014	2013
Production costs	$47,893	$27,875
Refining costs	$140	$125
Inventory and other adjustments(1)	$(185)	$(3,164)
Total cash costs	$47,848	$24,836
Divided by gold equivalent ounces(2)	54,711	38,050
Total cash cost per gold equivalent ounce	$875	$653
Total cash costs (per above)	$47,848	$24,836
By-product revenues(3)	$(832)	$(1,062)
Total cash costs, net of by-product revenues	$47,016	$23,774
Divided by gold ounces(4)	54,070	37,455
Total cash cost per gold ounce, net of by-product revenues	$870	$635
(1)

Inventory adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations as well as the movement in costs associated with unsold gold ounces at Young-Davidson in 2013 only. The total of these adjustments for the three months ended March 31, 2014 and 2013 were as follows:

El Chanate	$(185)	$(876)
Young-Davidson	$-	$(2,288)
	$(185)	$(3,164)
(2)	Gold equivalent ounces include silver ounces produced / sold converted to gold equivalent based on the ratio of the realized sales prices of the commodities.
(3)

By-product revenue is defined as the revenue from a secondary metal or mineral that is recovered during processing, and is included in Revenue from mining operations in the Company's financial statements. The total by-product silver revenues adjustments for the three months ended March 31, 2014 and 2013 were as follows:

El Chanate	$(699)	$(889)
Young-Davidson	$(133)	$(173)
	$(832)	$(1,062)
(4)

For the three months ended March 31, 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate mine and Young-Davidson mine. For the three months ended March 31, 2013, cash costs per gold ounce are calculated using ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine.

ALL-IN SUSTAINING COST PER OUNCE CALCULATION

All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council that reflects all of the expenditures that are required to produce an ounce of gold from current operations. The World Gold Council is a non-regulatory, non-profit, market development organization that was established in 1987 whose members include global senior mining companies. The Company is not a member of the World Gold Council, and was not involved in the development of the all-in sustaining cost measure. However, the Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. This measure uses cash costs per ounce as its basis, and also includes sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions at operating sites. As this measure seeks to reflect the full cost of producing gold at current operations, it excludes capital expenditures to develop new operations and to materially enhance production or reserves at existing operations. Certain other cash expenditures, including tax payments, increases in inventory, dividends and other financing costs, are also excluded.

17

2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of all-in sustaining cost per ounce to the consolidated financial statements:

(in thousands, except ounces and all-in sustaining cost per gold ounce)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2014	2013
Total cash costs, net of by-product revenues (see above)	$47,016	$23,774
General and administrative	$9,256	$6,379
Young-Davidson inventory adjustments	$-	$2,288
Sustaining capital expenditures(1)	$18,579	$10,220
Accretion and depletion of reclamation provisions	$299	$211
Total all-in sustaining costs, net of by-product revenues	$75,150	$42,872
Divided by gold ounces sold	54,070	39,333
All-in sustaining cost per gold ounce sold, net of by-product revenues	$1,390	$1,090
(1)

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three months ended March 31, 2014 and 2013 is calculated as follows:

Capital expenditures per cash flow statement	$55,612	$45,504
Less: Young-Davidson non-sustaining capital	$(34,422)	$(27,200)
Less: El Chanate non-sustaining capital	$(672)	$(7,371)
Less: Corporate and other non-sustaining capital	$(1,939)	$(713)
	$18,579	$10,220

Non-sustaining capital expenditures include mine development at the lower underground mine, and the paste backfill plant at Young-Davidson, as well as exploration expenditures at El Chanate.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2014	2013
Net (loss) / earnings	$(28,891)	$18,274
Add back:
Finance costs	$2,017	$571
Amortization and depletion	$28,593	$11,468
Deferred income tax expense / (recovery)	$4,567	$(265)
Current income tax expense	$193	$4,833
EBITDA	$6,479	$34,881

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash.

18

2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a reconciliation of net free cash flow to the consolidated financial statements:

(in thousands)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2014	2013
Operating cash flow	$24,491	$13,099
Less: Capital expenditures	$(55,612)	$(45,504)
Net free cash flow	$(31,121)	$(32,405)

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Other than as described below, there were no changes in the Company’s exposure to risks and other uncertainties, including those related to the mining industry in general, during the first three months of 2014.

EFFECT OF INDEBTEDNESS ON FINANCIAL CONDITION

The Company has a significant amount of secured indebtedness. The Company’s high level of indebtedness, including the secured notes issued on March 27, 2014, could have material and adverse consequences to the Company and the Company’s securityholders, including:

—	making it more difficult for the Company to satisfy its obligations to pay interest and to pay principal when due;

—

limiting the Company’s ability to obtain additional financing to repay existing indebtedness, fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non- strategic divestitures;

—

requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for payment of cash dividends, working capital, capital expenditures, acquisitions and other general corporate purposes;

—	increasing the Company’s vulnerability to general adverse economic and industry conditions;

—	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

—	placing the Company at a disadvantage compared to other, less leveraged competitors; and

—	increasing the Company’s cost of borrowing.

The Company may not be able to generate sufficient cash to service all of its indebtedness, including the secured notes, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful. The Company’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. The Company’s revolving credit facility and the indenture governing the secured notes will restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Should the Company incur additional debt, this could exacerbate the risks to its financial condition described above.

EFFECT OF INDEBTEDNESS ON THE COMPANY’S CURRENT AND FUTURE OPERATIONS

The Company’s revolving credit facility and the indenture governing the secured notes contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest. The Company’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in a cross-default under other debt instruments and the acceleration of all its debt. The restriction include, without limitation, restrictions on its ability to:

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

—	incur additional indebtedness;

—	pay dividends or make other distributions or repurchase or redeem its capital stock;

—	prepay, redeem or repurchase certain debt;

—	make loans and investments;

—	sell, transfer or otherwise dispose of assets;

—	incur or permit to exist certain liens;

—	enter into transactions with affiliates;

—	enter into agreements restricting its subsidiaries’ ability to pay dividends; and

—	consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.

RATING OF THE COMPANY’S DEBT SECURITIES

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for it to obtain additional debt financing.

For details of additional risk factors affecting the Company, and how the management intends to mitigate these risks wherever possible, please refer to the Company’s Management’s Discussion and Analysis or Annual Information Form for the year ended December 31, 2013, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES

ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated financial statements for the three months ended March 31, 2014 are consistent with those applied and disclosed in the Company’s Consolidated Financial Statements for the year ended December 31, 2013. For details of these estimates and judgments please refer to the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2013, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

ACCOUNTING POLICIES AND CHANGES

The accounting policies applied in the condensed consolidated financial statements for the three months ended March 31, 2014 are consistent with those used in the Company’s Consolidated Financial Statements for the year ended December 31, 2013, with the exception of the following accounting policies adopted on January 1, 2014:

IFRIC 21, Levies, sets out criteria for the recognition of liabilities for levies imposed by governments. The IFRIC identifies the obligating event for the recognition of a liability as the activity triggers the payment of the levy in accordance with the relevant legislation. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of this interpretation.

Amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of these amendments.

For a discussion of recent accounting pronouncements that may impact the Company in future periods, refer to note 3(b) to the condensed consolidated financial statements for the three months ended March 31, 2014.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

At the end of the first quarter of 2014, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting are effectively designed as of March 31, 2014, the end of the period covered by this report.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2014, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and total cash costs)
	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Gold ounces produced(1)	54,214	46,017	38,456	38,186	38,441	43,603	43,181	55,828
Silver ounces produced(1)	-	-	-	-	-	301,951	478,497	1,091,092
Gold ounces sold(1)	54,070	39,855	40,185	41,540	39,333	45,385	36,804	53,255
Silver ounces sold(1)	-	-	-	-	-	313,575	492,335	909,960
Average realized gold price	$1,297	$1,257	$1,332	$1,369	$1,627	$1,721	$1,664	$1,616
Average realized silver price	$-	$-	$-	$-	$-	$32.79	$29.87	$29.07
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)(3)(5)	$870	$771	$628	$655	$635	$624	$427	$425
Cash costs per gold ounce, net of by-product revenues(1)(2)(3)(5)	$870	$1,284	$497	$848	$635	$753	$340	$588
All-in sustaining costs per gold ounce, sold net of by-product revenues and NRV adjustments(1)(3)	$1,390	$1,232	$1,210	$1,189	$1,090	$1,482	$1,167	$1,087
All-in sustaining costs per gold ounce, sold net of by-product revenues(1)(3)	$1,390	$1,807	$1,087	$1,382	$1,090	$1,482	$1,167	$1,087
Revenue from mining operations(1)	$70,953	$50,782	$54,304	$57,660	$64,885	$63,119	$39,772	$27,458
Production costs(1)(2)(4)	$47,893	$59,972	$21,079	$39,055	$27,875	$26,271	$14,620	$10,029
(Loss) / earnings from operations(1)(2)	$(16,064)	$(104,518)	$12,230	$(103,674)	$17,515	$(113,929)	$3,678	$4,328
Net (loss) / earnings from continuing operations(1)(2)	$(28,891)	$(106,412)	$14,859	$(103,491)	$18,274	$(135,142)	$42,321	$6,640
Net earnings / (loss) from discontinued operations(1)	$-	$-	$-	$-	$-	$108,977	$(7,781)	$15,043
Total net (loss) / earnings(2)	$(28,891)	$(106,412)	$14,859	$(103,491)	$18,274	$(26,165)	$34,540	$21,683
Net (loss) / earnings per share from continuing operations, basic(1)(2)	$(0.12)	$(0.43)	$0.06	$(0.42)	$0.07	$(0.48)	$0.15	$0.03
Net earnings / (loss) per share from discontinued operations, basic(1)	$-	$-	$-	$-	$-	$0.39	$(0.03)	$0.05
Total (loss) / earnings per share, basic(2)	$(0.12)	$(0.43)	$0.06	$(0.42)	$0.07	$(0.09)	$0.12	$0.08
Net (loss) / earnings per share from continuing operations, diluted(1)(2)	$(0.12)	$(0.43)	$0.04	$(0.42)	$0.04	$(0.48)	$0.10	$(0.01)
Net earnings / (loss) per share from discontinued operations, diluted(1)	$-	$-	$-	$-	$-	$0.39	$(0.03)	$0.05
Total (loss) / earnings per share, diluted(2)	$(0.12)	$(0.43)	$0.04	$(0.42)	$0.04	$(0.09)	$0.07	$0.04
Operating cash flow from continuing operations(1)(2)	$24,491	$11,954	$24,338	$13,875	$13,099	$(7,813)	$(5,653)	$(4,235)
Operating cash flow from discontinued operations(1)	$-	$-	$-	$-	$-	$(528)	$9,408	$16,767
Total operating cash flow(2)	$24,491	$11,954	$24,338	$13,875	$13,099	$(8,341)	$3,755	$12,532
Net free cash flow from continuing operations(1)(3)	$(31,121)	$(51,618)	$(55,734)	$(46,399)	$(32,405)	$(66,340)	$(83,097)	$(117,011)
Net free cash flow from discontinued operations(1)(3)	$-	$-	$-	$-	$-	$(23,784)	$(20,336)	$(22,175)
Total net free cash flow(3)	$(31,121)	$(51,618)	$(55,734)	$(46,399)	$(32,405)	$(90,124)	$(103,433)	$(139,186)
(1)

In 2012, operational data, including ounces produced and sold, and cash costs, include the results of both continuing and discontinuing operations. Certain financial information, including revenues, production costs, and earnings from operations are exclusive of discontinued operations as the financial results of these operations are presented separately on the Consolidated Statements of Operations for the year ended December 31, 2012. Properties that were sold during 2012 have been presented as discontinued operations. These properties include: the Ocampo mine and Venus and Los Jarros exploration properties, El Cubo mine and Guadalupe y Calvo exploration property, and Fosterville and Stalwell mines and their related subsidiaries.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to note 3(a) to the consolidated financial statements for the year ended December 31, 2013.

(3)	See the Non-GAAP Measures section on page 16.
(4)	Production costs do not include amortization and depletion or refining costs.
(5)

Gold ounces includes ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines. For the Young-Davidson mine, gold ounces includes ounces sold during the quarter ended March 31, 2014 and ounces produced for all other periods shown.

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2014 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources: This MD&A uses the terms "measured", "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors Concerning International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the unaudited condensed consolidated financial statements for the three months ended March 31, 2014). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson shaft will not perform as planned; the risk that mining operations do not meet expectations; the risk that projects will not be developed accordingly to budgets or timelines; changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects such as Kemess; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company’s share price; continuation of the dividend and dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; risks arising from the Company’s high level of debt; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. For additional detail regarding risk factors affecting the Company, refer to the Company’s Annual Information Form for the year ended December 31, 2013.

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